# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Avinger Inc, CIK 0001506928
CUSIP: 053734877
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 400 CHESAPEAKE DRIVE, 400 CHESAPEAKE DRIVE, REDWOOD CITY, California (CA), 94063
Date of event which requires filing of this statement: 03/05/2024
Amends the filing with accession number 0002015487-24-000002
Filed by CIK 0002015487
Persons authorized to receive notices and communications: Jonathon Zhong Zhao, 270 Shuyun Road, Hangzhou, Hangzhou, China (F4), 310000, 86-571-88610082

## Reporting persons
- Zylox-Tonbridge Medical Technology Co., Ltd. (CIK 0002015487): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 1,981,655; sole dispositive power 0; shared dispositive power 1,981,655; aggregate amount beneficially owned 1,981,655 (49.9% of the class)
- Zhao Jonathon Zhong (CIK 0002015387): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,981,655; sole dispositive power 0; shared dispositive power 1,981,655; aggregate amount beneficially owned 1,981,655 (49.9% of the class)
  Comment: Shares of Common Stock include 75,327 shares of Common Stock issued and 1,906,328 shares issuable upon the conversion from 6,985 shares of Series F Preferred Stock. The total number of Series F Preferred Stock issued is 7,224 shares which is initially convertible into 1,971,616 shares of Common Stock, however, cannot be converted into Common Stock if the holder would beneficially own in excess of 49,9 percent of the Issuer voting power, after approved by the Issuer stockholders. The total shares of Common Stock are subject to a 49,9 percent Beneficial Ownership Limitation, and the numbers set forth in Row 8, 10, 11 give effect to such Limitation

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Avinger Inc
Address of issuer's principal executive offices: 400 CHESAPEAKE DRIVE, 400 CHESAPEAKE DRIVE, REDWOOD CITY, California (CA), 94063
Comment:
The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D dated on March 14, 2024 as specifically set forth herein.

On May 22, 2024, Avinger, Inc. (the "Company") held its previously announced Special Meeting of Stockholders (the "Special Meeting"). At the Special Meeting, the Company's stockholders voted on the proposals listed below, each of which was described in the Company's definitive proxy statement for the Special Meeting, filed with the Securities and Exchange Commission on April 12, 2024. The matters submitted for a vote and the related results are set forth below:

Proposal No. 1 - Approval of the issuance in excess of 19.9 percent of the Company's outstanding common stock upon conversion of Series F Convertible Preferred Stock, par value USD 0.001 per share, or Series F Preferred Stock, which may be deemed a "change of control" under Nasdaq Listing Rule 5635(b): The approval of the issuance in excess of 19.9 percent of the Company's outstanding common stock upon conversion of Series F Preferred Stock, which may be deemed a "change of control" under Nasdaq Listing Rule 5635(b), was approved.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As of set in the Series F Preferred Stock Certificate of Designation ("Series F CoD"), each share of Series F Preferred Stock has a stated value of $1,000 and is initially convertible into approximately 273 shares of Common Stock at a conversion price equal to the Purchase Price, and have voting rights on an as-converted to Common Stock basis with other shares of Common Stock. After the approval of the issuance in excess of 19.9 percent of the Company's outstanding common shares, the voting rights on an as-converted to Common Stock basis with other shares of Common Stock is subject to the 49.9 percent Beneficial Ownership Limitation

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

Zylox Tonbridge may be deemed to be the beneficial owner of all shares of Common Stock and Preferred Stock, subject to 49.9 percent Beneficial Ownership Limit after the Stockholder Approval of the Issuer, if any, underlying the Securities held by Zylox Tonbridge Medical Limited. Mr. Zhao serves as the Chairman and Chief Executive Officer of Zylox Tonbridge and the Director of Zylox Tonbridge Medical Limited. Mr. Zhao disclaims beneficial ownership of those Securities.

## Signatures
- Zylox-Tonbridge Medical Technology Co., Ltd.: Jonathon Zhong Zhao, Jonathon Zhong Zhao/ Chairman and CEO (06/03/2024)
- Zhao Jonathon Zhong: Jonathon Zhong Zhao, Jonathon Zhong Zhao (06/03/2024)